THE ASIA TIGERS FUND, INC.
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154

                                                               December 22, 2005

Dear Stockholder:

      As you may know, in an effort to enhance stockholder value and increase liquidity, The Asia Tigers Fund, Inc. (the "Fund") obtained stockholder approval to adopt an "interval" fund structure which requires quarterly repurchase offers of a percentage of the Fund's outstanding shares.

      In accordance with its "interval" status, the Fund is hereby commencing its repurchase offer for this quarter under which the Fund is offering to repurchase up to 5% of the Fund's outstanding shares. The offer to repurchase is for cash at a price equal to the Fund's net asset value as of the close of regular trading on the New York Stock Exchange on January 20, 2006, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the "Repurchase Offer"). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again next quarter to notify you of the next repurchase offer period.

      The deadline for participating in the Repurchase Offer is January 13, 2006, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the January 13, 2006 deadline and January 20, 2006, the pricing date for the Repurchase Offer. The Fund has established a record date of December 16, 2005 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before January 27, 2006. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

      As of December 16, 2005, the Fund's net asset value was $14.83 per share and 5,712,490.5666 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis; however, the net asset value will be available daily from January 9, 2006 to January 13, 2006. The Fund's net asset value may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

      As previously announced, the Fund's Board of Directors appointed Blackstone Asia Advisors L.L.C. ("Blackstone Advisors") to serve as the Fund's Investment Manager on an interim basis beginning December 4, 2005. The Board of Directors also approved a new investment management agreement between the Fund and Blackstone Advisors which will be submitted to stockholders for approval. The interim agreement will remain in effect until the earlier of (i) stockholder approval of the new agreement and (ii) May 3, 2006. There is no increase in management fees under the new agreements with Blackstone Advisors. Punita Kumar-Sinha, the Fund's portfolio manager for the last six years, will, supported by her investment team, continue to manage the Fund's assets on a day-to-day basis as portfolio manager under new employment arrangements with Blackstone Advisors.

      Neither the Fund, the Investment Manager nor the Fund's Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 877-847-1383 or, for banks and brokers, at 212-440-9800.

                                                      Sincerely,

                                                      /s/ Prakash Melwani

                                                      PRAKASH MELWANI
                                                      DIRECTOR AND PRESIDENT
                                                      THE ASIA TIGERS FUND, INC.